UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO PUBLICLY-HELD COMPANY CNPJ/ME No. 47.508.411/0001-56 NIRE 35.300.089.901	SENDAS DISTRIBUIDORA S.A. PUBLICLY-HELD COMPANY CNPJ/ME No. 06.057.223/0001-71 NIRE 33.300.272.909

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”) and Sendas Distribuidora S.A. (“Assaí”), pursuant to Article 157 of Law No. 6,404/1976 and CVM Resolution No. 44/2021, hereby inform their shareholders and the market in general, that the Board of Directors of each Company approved a transaction involving the conversion of Extra Hiper stores operated by GPA in cash & carry stores, which will be operated by Assaí (“Transaction”).

The Transaction involves seventy-one (71) commercial points located in several federative units in Brazil and was formalized through the execution of a binding memorandum of understanding (“MoU”) for the assignment of the stores operated by GPA under the Extra Hiper brand in properties owned by GPA and leased from third parties, as well as the respective lease agreements, to Assaí, and which may also involve the purchase of certain equipment contained in stores by Assaí.

The MoU establishes that the total estimated price of the Transaction to be received by GPA is up to BRL5,200,000,000.00 (five billion and two hundred million reais) (“Total Price”), of which BRL4,000,000,000.00 (four billion reais) must be paid by Assaí to GPA, in installments, between December 2021 and January 2024.

Additionally, in the context of the Transaction and subject to its conclusion, GPA has also entered into another memorandum of understanding with a real estate investment fund (“Fund”), in which Assaí is an intervening and guaranteeing party, regulating the sale of 17 (seventeen) properties owned by GPA. The estimated total sale price of these properties is BRL1,200,000,000.00 (one billion and two hundred million reais), which will be paid by the Fund to GPA, comprising the Total Price of the Transaction. Assaí’s guarantee consists in the obligation of payment for the properties in case the Fund does not meet the agreed deadline.

Simultaneously, Assaí also entered into another memorandum of understanding with the Fund regulating the lease, after the conclusion of the Transaction, of the properties acquired by the Fund to Assaí, for a period of twenty (20) years, renewable for the same term.

The Total Price was negotiated between the management of GPA and Assaí which hired top-notch financial advisors and was endorsed by fairness opinion contracted by the management of both Companies.

The Transaction was conceived under a clear rationale from a business and financial point of view, for both Companies, with the potential for significant value creation for their respective shareholders.

For Jorge Faiçal, GPA’s CEO, “the Transaction represents a unique opportunity to intensify the focus and accelerate the expansion of the Company's most profitable businesses through the premium and proximity segments, notably with the Pão de Açúcar, Minuto and Mercado Extra banners, in addition to reinforcing GPA's leadership position in retail and food e-commerce in the country. Post-transaction GPA will represent a platform with high growth potential and low leverage. The Extra Hiper banner will be discontinued and stores not covered by the Transaction will be converted into formats with greater potential for profitability”.

For Belmiro Gomes, Assaí’s CEO, “the Transaction will permit an important acceleration of the expansion combined with a strengthening of results through the conversion of stores in exceptional commercial points, located in dense regions and with low overlap with the current Assaí store platform. This movement is supported by the proven successful model implemented in the opening of more than 150 stores in the last decade, of which more than 25 stores converted from Extra Hiper and which presented fast sales maturation and results above the Company's average”.

In line with the best corporate governance practices, given that GPA and Assaí are jointly controlled companies of the Casino group, the Transaction was approved exclusively with the votes of the independent directors of GPA and Assaí at such meetings of the Board of Directors.

The consummation of the Transaction is subject to the conclusion of the final documents, the necessary approvals and the fulfillment of certain precedent conditions, including the prior consent of any third parties.

GPA and Assaí will keep the market and its shareholders informed of any other relevant facts related to this matter.

São Paulo, October, 14, 2021.

Guillaume Marie Didier Gras Vice-President of Finance and Investor Relations Officer of Companhia Brasileira de Distribuição	Gabrielle Castelo Branco Helú Investor Relations Officer of Sendas Distribuidora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.